UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005
                 -----

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                           Sequential
     Exhibit                 Description                   Page Number
     -------                 -----------                   -----------

       1.         Press release, dated April 18, 2005            4
       2.         Press release, dated April 25, 2005            6

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ALVARION LTD.



Date: April 26, 2005              By: /s/ Dafna Gruber
                                     -----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


              ALVARION FIRST TO DEMONSTRATE WORKING CPE USING INTEL
                                   WIMAX CHIP
          BreezeMAX(TM) 3500 with Intel(R) PRO/Wireless 5116 Showcased in a Lab Trial During WiMAX Forum's Face2Face Event in Malaga, Spain
                                       ---

Tel Aviv, Israel, April 18, 2005 - Alvarion Ltd. (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the first lab demonstration of a working WiMAX-ready CPE using the Intel(R) PRO/Wireless 5116 broadband interface. Alvarion has now successfully integrated the PRO/Wireless 5116 into its BreezeMAX(TM) 3500 CPE, the culmination of a strategic development effort with Intel, which began in mid-2003.

Major operators, systems integrators, and other WiMAX Forum members participating in the event had an opportunity to observe the live demonstration of the system at the Cetecom laboratory during the organization's Face2Face in Malaga, Spain last week. Cetecom is the first lab selected by the WiMAX Forum to perform certification testing of WiMAX equipment. Iberbanda, a Spanish service provider that has already commercially deployed BreezeMAX in several regions of the country, supplied a network connection as part of the demonstration. "Continuing our leadership of the broadband wireless access market, we are now the first equipment vendor to demonstrate a working WiMAX-ready CPE using the Intel(R) PRO/Wireless 5116 broadband interface," said Zvi Slonimsky, CEO of Alvarion. "With the product slated for commercial release in the second half of 2005, this milestone represents a significant step forward for both Alvarion and the industry as we move to widespread adoption of WiMAX standard products."

Intel(R) PRO/Wireless 5116 broadband interface is a system-on-chip that supports WiMAX last-mile connectivity to homes and businesses. Leveraging the ratified IEEE 802.16-2004 specification, the Intel chip and Alvarion system provide high-throughput broadband connections over long distances. WiMAX can be used for a number of applications, primarily "last mile" broadband connections.

"We have worked with Alvarion since our early days of focusing on WiMAX," said Scott Richardson, General Manager Broadband Wireless, Intel. "The incorporation of our Intel(R) PRO/Wireless 5116 broadband interface into their BreezeMAX CPE reflects our mutual commitment to WiMAX. We will continue to promote this technology together, making WiMAX a mass market phenomenon," he added.

Since its launch in June 2004, the WiMAX-ready BreezeMAX 3500 is operational across the European continent with operators such as Altitude Telecom in France and Iberbanda in Spain, and with additional carriers around the world.

"Our business model is focused on providing broadband to rural and urban areas that are currently not served and have difficulty getting DSL," said Carlos Morell, CEO of Iberbanda. "Until now, we have been concentrating our efforts on delivering critical access to large enterprises- a strategy which has proved to be highly successful. With WiMAX, we can achieve the proper economics to serve smaller business customers and residential users, and BreezeMAX is the key to rolling out broadband services to these types of users."

BreezeMAX(TM) is an OFDM platform with advanced NLOS functionality designed for operators to offer broadband IP-based data and voice services, allowing for the easy, cost-effective evolution of networks to WiMAX standard solutions. Its carrier-class design supports high quality of service (QoS) and broadband speeds to enable carriers to offer multi-services to thousands of subscribers in a single cell.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges. As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.

                                                                       EXHIBIT 2

             MICROCOM, ISP IN DEMOCRATIC REPUBLIC OF CONGO, FIRST TO
            DEPLOY ALVARION'S WIMAX-READY NETWORK IN CENTRAL AFRICA BreezeMAX(TM) 3500 to Provide Corporate and Resident Users with Broadband
                                Internet Service

                                       ---

TEL AVIV, Israel, April 25, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that Microcom, the leading Internet Wireless Access services provider in the Democratic Republic of Congo, has ordered a large-scale BreezeMAX(TM) 3500 system to be deployed in the country in the coming year. When this first WiMAX-ready network in Central Africa goes live, corporate and residential users in the city of Kinshasa will receive high-speed data services. Microcom previously deployed Alvarion's BreezeACCESS(TM) II networks.

"Wireless broadband is the most cost effective means to provide high-speed data to our customers in the city of Kinshasa, a city of approximately 8 million inhabitants with little wired infrastructure. Our selection of Alvarion as the preferred vendor was easy due to our positive past experience with the company and their equipment," said Mr. Leon NTALE, President of Microcom.

"Our decision was finalized to expand with WiMAX to offer our customers wider coverage, higher data speeds for Internet access and VoIP, and other services which were not possible with our previous network. Our first deployments will be in the areas where connectivity was proved to be extremely difficult due to the non-line-of-sight conditions. With Alvarion's BreezeMAX(TM) 3500, we believe that Microcom will be in a position to easily expand its service offering in DRC and quickly increase capacity for its customers," Mr. NTALE added.

BreezeMAX(TM) is an OFDM platform with advanced non-line-of-sight (NLOS) functionality designed for operators to offer broadband IP-based data and voice services, allowing for the easy, cost-effective transition to WiMAX. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multi-services to thousands of subscribers in a single cell. BreezeMAX networks are already installed in more than 30 countries worldwide. "Microcom's decision to go with our BreezeMAX(TM) network reflects Alvarion's strategy that WiMAX wireless broadband represents the best economic alternative to traditional wired access, especially for areas with little existing telecommunications infrastructure," said Mr. Tzvika Friedman, President and COO of Alvarion. "Microcom is another customer in a series of service providers that have jumped at the opportunities offered by a commercial deployment of our WiMAX-ready BreezeMAX. We are pleased to serve the increasing demand to provide data connectivity around the world."

                                      ###

Microcom DRC

MICROCOM is the leading Wireless Internet Access service provider (WISP) in the Democratic Republic of Congo, founded in 1982. From its establishment, Microcom has gathered experience in telecommunications and computers with the deployment of their private satellite network in twelve cities in DRC, covering the most important cities of the country. In each city, Internet access is provided by a broadband wireless access network designed for providing high speed-data to the Internet users in the Congo. By providing new Information Technology and Communications (NTIC), Microcom is pleased to offer to its subscribers a broadband wireless network in Kinshasa with WIMAX technology, the first implementation in the Central Africa.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.